THE

GOLDFIELD

CORPORATION

1684 W. HIBISCUS BLVD.	TELEPHONE	321 724-1700
MELBOURNE, FLORIDA 32901-2631	FAX	321 308-1163

January 12, 2010

Mr. John Hartz

Sr. Asst. Chief Accountant

United States Securities and Exchange Commission

Washington, DC 20549-4631

Re: The Goldfield Corporation

Form 10-K for the year ended December 31, 2008

Filed March 17, 2009

Form 10-Q for the quarter ended September 30, 2009

Filed on November 9, 2009

File No. 1-7525

Dear Mr. Hartz:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 18, 2009, relating to The Goldfield Corporation’s Form 10-Q for the quarter ended September 2009, filed on November 9, 2009, and The Goldfield Corporation’s Form 10-K for the period ended December 31, 2008, filed on March 17, 2009.

Set forth below are the Staff’s comments followed by our response.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2008

Consolidated Statements of Cash Flows, page 28

Comment:

1.	We note that cash flows relating to discontinued operations are not required to be set out separately in the statement of cash flows. However, whether or not cash flows from discontinued operations are set out separately, the reconciliation of net income to net cash flows from operations must begin with net income, as required by ASC topic 230.10.45 paragraphs 45-28 and 45-29. Please revise your statements of cash flows accordingly.

Response:

As noted in your comment, the Company prepared its statement of cash flows in our Form 10-K for the year ended December 31, 2008 with discontinued operations set out separately with the reconciliation of net income to net cash flows from operations beginning with net loss from continuing operations instead of beginning with net income (loss). In the exhibits included below, we have prepared a reconciliation of net income to net cash flows from operations for the nine months ended September 30, 2009 and each of the years ended December 31, 2008 and 2007, beginning with the presentation as reported in the statements of cash flows included in our Form 10-Q for the nine months ended September 30, 2009 and Form 10-K for the year ended December 31, 2008. We have adjusted the “as filed” amounts with the amounts related to discontinued operations.

As detailed in exhibits 1 through 3 below, we note that for the nine months ended September 30, 2009, and the years ended December 31, 2008 and 2007, the changes to the line item “net loss”, resulting from the inclusion of discontinued operations, are $387, $111,022 and $18,519, respectively, a difference of 0.03% for the nine months ended September 30, 2009, 2.1% for 2008 and 0.8% for 2007. The Company believes that these changes are not significant to an understanding of the Company’s operating cash flows in the applicable period. We note that this presentation had no impact on the Company’s financing or investing cash flows for any periods presented. Furthermore, the Company notes that the net income information relating to discontinued operations is also included in the statement of operations in our Form 10-Q and Form 10-K and was available at the time each was filed. In light of the foregoing, the Company respectfully proposes to address the Staff’s comment by revising future filings to begin the reconciliation of net income to net cash flows from operations with net income (loss), but does not propose to amend the statement of cash flows in its Form 10-Q filings in 2009 or its Form 10-K for the year ended December 31, 2008.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Critical Accounting Estimates, page 14

General

Comment:

2.	We note that your market capitalization is significantly lower than your book value. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you have considered this fact in your impairment testing.

Response:

As noted in your comment, the Company’s market capitalization is significantly lower than our book value. The Company respectfully submits that while its market capitalization is an indicator of market sentiment on a particular day, the day-to-day share price of the Company’s stock at particular points in time may not, and frequently does not, fairly reflect the value of the

Company’s significant assets, primarily the real estate inventory of our real estate segment and the investment in the equipment of our electrical construction segment. We further note that in almost all of the past fifteen years our market capitalization has been significantly below our book value.

Under these circumstances, we do not consider such market capitalization to be a specific triggering event necessitating impairment testing, particularly in light of the fact that the Company does not have any goodwill or similar intangible assets recorded on its balance sheet. Regardless, the Company reviews the book value of its assets on a regular basis to determine possible impairments in accordance with ASC Topic 360, as it believes it will continue as a viable business in the future. Specifically, in its evaluation for potential impairment, the Company determines the value of its real estate inventory, as well as its investments in electrical construction property and equipment using a fair value methodology, as further described in “Note 1 – Organization and Summary of Significant Accounting Policies – Inventory”, “Note 1 – Organization and Summary of Significant Accounting Policies – Property, Buildings, Equipment and Depreciation”, and “Note 3 – Inventory” of the Notes to Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2008, and as discussed in detail below.

The Company carefully monitors the value of its inventory. The Company’s real estate inventory is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying amount or basis is not expected to be recovered, impairment losses are recorded and the related assets are adjusted to their estimated fair value. As a result of these reviews, the Company has recorded write downs to the carrying value of our real estate condominium inventory amounting to approximately $473,000, $37,000 and $3,137,000 during the quarters ended September 30, 2007, June 30, 2008 and December 31, 2008, respectively.

During 2009, we continued to review the real estate inventory for possible impairment on a quarterly basis and, as of September 30, 2009, determined that no additional impairment write down was necessary, particularly in view of the fact that in 2009 the Company has been effecting sales of the Company’s condominium units at prices in excess of their carrying value. As reported in our filing on Form 10-Q for the nine months ended September 30, 2009 in note 2 to our financial statements, “we had nine completed condominium units [in inventory] within the Pineapple House project, as compared to fourteen units [in inventory] as of December 31, 2008.” We note that the five units were sold in excess of their carrying values and that the units sold are similar to the units remaining to be sold, which provided relevant market information for our determination that additional impairment was not required. In future filings, we will expand our disclosure to include this information and any other significant known trends and our consideration of these trends in our evaluation of the carrying value of our remaining real estate inventory, as well as the other information noted in our response to question #3 below.

We also regularly perform an impairment analysis on the electrical construction segment’s property and equipment balances. As of December 31, 2008, we concluded that we did not have an impairment issue with respect to those assets.

We note that our property and equipment balance primarily relates to our electrical construction segment, which is the relevant asset grouping based on our determination that our segments are the lowest level of identifiable cash flows for impairment testing purposes due to the nature of our business activities. As of December 31, 2008, our analysis showed that future cash flows from the electrical construction segment were more than sufficient to recover the carrying value of those assets. In addition, over the past five years, our electrical construction segment has provided an average of $3.5 million annually in net cash from operating activities as of December 31, 2008. Furthermore, operating cash flows of this segment for the nine months ended September 30, 2009, totaling $3.45 million, support our expectations that future cash flows will continue to be more than sufficient to recover the carrying value of those assets, which totaled $7.3 million as of September 30, 2009, over their remaining useful lives.

Real Estate Inventory Valuation, page 15

Comment:

3.	To provide investors a better understanding of your impairment assessment relative to current market conditions, as well as allowing investors to better assess the likelihood of potential future impairments, please revise future filings to include the following for each period presented:

•	A detailed discussion of how you determined that your condominium units were not impaired, if applicable;

•	Specific and quantified disclosure of your critical assumptions and a sensitivity analysis of those assumptions;

•	Quantitative information regarding any significant known trends;

•	Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

Response:

In future filings, the Company will comply with this comment.

Liquidity and Capital Resources, page 22

Comment:

4.	We note that the Company’s debt arrangements contain various financial and other covenants and that you were in compliance with such covenants at the end of your reporting period. Given the importance of available funding to your business, please revise future filings to present, for your most significant and restrictive covenants, your actual ratios and other actual amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation may allow an investor to more easily understand your current status in meeting your financial covenants. See Sections I.D. and IV.C of the SEC Interpretative Release No. 33-8350.

Response:

In future filings, the Company will comply with this comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me directly at (321) 308-1166.

Sincerely,

THE GOLDFIELD CORPORATION

/s/ Stephen R. Wherry
Stephen R. Wherry, CPA Senior Vice President, Treasurer and Chief Financial Officer

cc:	John H. Sottile, Goldfield, CEO

Exhibit 1

The Goldfield Corporation

Operating Segment of Statement of Cash Flows

	Quarter Ended September 30, 2009
	As Filed	Adjusted for Discontinued Operations	As Adjusted
Cash flows from operating activities
Net loss ~~from continuing operations~~	$(1,280,669)	$387	$(1,280,282)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation	2,143,071		2,143,071
(Gain) loss on sale of assets	(52,704)		(52,704)
Changes in operating assets and liabilities
Accounts receivable and accrued billings	3,334,473		3,334,473
Remediation insurance receivable	—	65,247	65,247
Real estate inventory	693,659		693,659
Costs and estimated earnings in excess of billings on uncompleted contracts	(117,652)		(117,652)
Land and land development costs	48,276		48,276
Income taxes recoverable	316,688		316,688
Prepaid expenses and other assets	(381,133)		(381,133)
Accounts payable and accrued liabilities	(992,735)		(992,735)
Billings in excess of costs and estimated earnings on uncompleted contracts	(6,594)		(6,594)
Reserve for remediation	—	(147,789)	(147,789)

Net cash provided by operating activities ~~of continuing operations~~	3,704,680	(82,155)	3,622,525

~~Net cash used in operating activities of discontinued operations~~	(82,155)	82,155

~~Net cash provided by operating activities~~	3,622,525	—

Discontinued Operations net loss % of total net loss	-0.03%

Exhibit 2

The Goldfield Corporation

Operating Segment of Statement of Cash Flows

	Year Ended December 31, 2008
	As Filed	Adjusted for Discontinued Operations	As Adjusted
Cash flows from operating activities
Net loss ~~from continuing operations~~	$(5,275,799)	$(111,022)	$(5,386,821)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,159,398		3,159,398
Write down of inventory	3,173,506		3,173,506
Deferred income taxes	118,400	74,500	192,900
Loss on sale of assets	7,260		7,260
Minority interest	(3,361)		(3,361)
Changes in operating assets and liabilities:
Accounts receivable and accrued billings	(827,585)		(827,585)
Remediation insurance receivable	—	77,452	77,452
Construction inventory	2,218		2,218
Real estate inventory	2,291,477		2,291,477
Costs and estimated earnings in excess of billings on uncompleted contracts	523,422		523,422
Income taxes recoverable	(86,835)		(86,835)
Prepaid expenses and other assets	415,035		415,035
Accounts payable and accrued liabilities	944,562		944,562
Billings in excess of costs and estimated earnings on uncompleted contracts	7,564		7,564
Reserve for remediation	—	(45,482)	(45,482)

Net cash provided by operating activities ~~of continuing operations~~	4,449,262	(4,552)	4,444,710

~~Net cash (used in) provided by operating activities of discontinued operations~~	(4,552)	4,552

~~Net cash provided by operating activities~~	4,444,710	—

Discontinued Operations net loss % of total net loss	2.1%

Exhibit 3

The Goldfield Corporation

Operating Segment of Statement of Cash Flows

	Year Ended December 31, 2007
	As Filed	Adjusted for Discontinued Operations	As Adjusted
Cash flows from operating activities
Net loss ~~from continuing operations~~	$(2,302,254)	(18,519)	$(2,320,773)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,076,505		3,076,505
Write down of inventory	473,227		473,227
Deferred income taxes	(720,003)	(70,897)	(790,900)
Loss on sale of assets	14,479		14,479
Minority interest	3,361		3,361
Changes in operating assets and liabilities:
Accounts receivable and accrued billings	(972,919)		(972,919)
Contracts receivable	10,623,909		10,623,909
Remediation insurance receivable	—	153,061	153,061
Construction inventory	214,771		214,771
Real estate inventory	(7,460,555)		(7,460,555)
Costs and estimated earnings in excess of billings on uncompleted contracts	700,026		700,026
Residential properties under construction	3,784,165		3,784,165
Income taxes recoverable	(241,314)		(241,314)
Prepaid expenses and other assets	(471,962)		(471,962)
Accounts payable and accrued liabilities	(3,429,810)		(3,429,810)
Billings in excess of costs and estimated earnings on uncompleted contracts	(24,444)		(24,444)
Reserve for remediation	—	(9,371)	(9,371)

Net cash provided by operating activities ~~of continuing operations~~	3,267,182	54,274	3,321,456

~~Net cash (used in) provided by operating activities of discontinued operations~~	54,274	(54,274)

~~Net cash provided by operating activities~~	3,321,456	—

Discontinued Operations net loss % of total net loss	0.8%